INTERNATIONAL FLAVORS & FRAGRANCES INC.

                     DIRECTORS' DEFERRED COMPENSATION PLAN
                      (amended through September 1, 2000)

     1. International Flavors & Fragrances Inc. (the "Corporation" of "IFF") has established this Directors' Deferred Compensation Plan (the "Plan") to give "Non- Employee Directors" (as hereinafter defined) of the Corporation the option to defer receipt of either or both the cash and "Stock" (as hereinafter defined) portions of the annual retainer and/or meeting fees payable to them for services as IFF directors.

     2. Each IFF director is elected for a one-year term of office commencing with the Annual Meeting of Shareholders ("AMS"). IFF pays each director who is not an employee of the Corporation ("Non-Employee Director") (a) an annual retainer (the "Retainer") (i) of $25,000 in cash payable in two equal installments on November 30 and May 31 of each year and (ii), commencing October 1, 2000 and on each October 1 thereafter, a grant of 1,000 shares (the "Stock Grant") of IFF Common Stock (the "Stock"), plus (b) a meeting fee of $1,000 ($750 when held on the same day as another meeting) for each meeting attended.


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     3. A Non-Employee Director may elect to defer under the Plan all or a portion of his or her Retainer and/or Meeting Fees for any year of service commencing with the AMS by so informing the Secretary of the Corporation in writing prior to such AMS (a Non-Employee Director may elect to defer the Stock Grant of October 1, 2000 by such written notification prior to October 1, 2000). An election by a Non-Employee Director to defer all or part of a Stock Grant shall indicate also whether the Non-Employee Director elects to have "Dividend Equivalents" (as hereinafter defined) reinvested in additional IFF Common Stock or credit as cash and increased as provided in paragraph 4(a) of the Plan. Any election by a Non-Employee Director shall be irrevocable after a year of service begins (an election to defer the Stock Grant of October 1, 2000 shall be irrevocable on and after October 1, 2000). Such election, once made, shall also continue in effect for subsequent years of service unless, before the AMS beginning any such year, the Non-Employee Director informs the Secretary in writing that he or she wishes as of such AMS to change his or her deferral election, either no longer to defer the Retainer and/or Meeting Fees previously deferred but to receive such Retainer and/or Meeting Fees in cash or to increase or decrease the portion of the

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Retainer and/or Meeting Fees thereafter to be deferred and the portion of
Dividend Equivalents thereafter to be reinvested in Stock.

     4. (a) Non-Employee Directors' cash compensation deferred pursuant to the terms of the Plan (including any Dividend Equivalents which a participating director has elected not to reinvest in Share Equivalents) shall be carried by the Corporation as an accounting entry and increased, until actually paid to the Non-Employee Director, at the interest rates applicable from time to time with respect to deferred cash compensation awards under the Corporation's deferred compensation plan for its most senior executives.

     (b) Stock Grants deferred by any Non-Employee Director pursuant to the terms of the Plan shall no be treated as issued or outstanding Stock and shall have no voting rights, but shall instead be carried by the Corporation as an accounting entry of "Share Equivalents" equal to the number of shares of the Stock Grant which he or she has elected to defer. Share Equivalents shall be credited in the records of the Plan, on the payment date of any cash dividend to shareholders declared by the Corporation's


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Board of Directors, with a cash amount equal to the cash dividend that would have been paid on a like amount of issued shares (including fractional interests) of Stock ("Dividend Equivalents") and (as directed by the Non-Employee Director in accordance with paragraph 3 hereof) either (i) credited to the Non-Employee Director's deferred cash account and increased as provided in paragraph 4(a) of the Plan, or (ii) reinvested on the corresponding dividend payment date, at the then fair market value of the Stock, in additional Share Equivalents for the Non-Employee Director's account. If the amount of any reinvested Dividend Equivalent is not equal in value to an exact number of full shares of Stock, then fractional Share Equivalent will be credited to the Non-Employee Director's account in addition to the full shares. A fractional Share Equivalent participates proportionately in any subsequent cash dividend.

     5. Payment of cash or Share Equivalents which a Non-Employee Director has elected to defer with respect to any service year shall be made in a lump sum or in up to ten annual installments commencing as soon as practicable after the earlier of (i) the beginning of a calendar year specified by the Non-Employee Director in his or her

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notification of deferral for such service year, or (ii) the end of the later of the calendar year in which the Non-Employee Director's service as a director of the Corporation terminates or in which the director attains 75 years of age. Share Equivalents shall be paid out in issued shares of Stock either certificated or transferred by certificateless-credit to the Non-Employee Director's account with a bank or broker. Treasury shares may be used for this purpose. Fractional shares shall not be issued but shall instead by settled in cash.

     6. Any deferred compensation remaining unpaid at the time of a Non-Employee Director's death shall be paid in a lump sum in the form in which it was deferred (cash and/or Stock) to the director's estate.

     7. The Corporation shall have no duty to fund or to issue or reserve any cash or Stock to cover any obligations under the Plan. The rights of each participating Non-Employee Director shall be limited to those of a general creditor of the Corporation. Cash amounts payable or Stock issuable under this plan shall not be assignable or subject to attachment, execution or levy of any kind.

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     8. The Board shall have power to amend or terminate the Plan at any time, but no such action shall adversely affect any obligation with respect to deferred compensation theretofore incurred.


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